UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41480

Starbox Group Holdings Ltd.

VO2-03-07, Velocity Office 2, Lingkaran SV, Sunway Velocity, 55100
Kuala Lumpur, Malaysia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of Starbox Group Holdings Ltd.’s 2023 Annual General Meeting

At the 2023 annual general meeting of shareholders of Starbox Group Holdings Ltd. (the “Company”) held on September 22, 2023, at 8:30 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	To re-elect Mr. Lee Choon Wooi as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified;
2.	To re-elect Mr. Khoo Kien Hoe as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified;
3.	To re-elect Dato’ Dr. Lai Kwong Choy as a director of the Company to hold office until the next annual general meeting or until his successor is elected and duly qualified;
4.	To re-elect Ms. Sung Ming-Hsuan as a director of the Company to hold office until the next annual general meeting or until her successor is elected and duly qualified;
5.	To re-elect Ms. Ooi Bee Lian as a director of the Company to hold office until the next annual general meeting or until her successor is elected and duly qualified; and
6.	To ratify the appointment of YCM CPA, Inc. as the Company’s independent registered public accounting firm for the year ending September 30, 2023.

A total of 45,291,308 votes, representing 71.74 % of the votes exercisable as of August 1, 2023, the record date, were present in person or by proxy at the 2023 annual general meeting. The results of the votes were as follows:

Resolution	For	Against	Abstain
Re-election of Lee Choon Wooi	37,173,337	—	17,354
Re-election of Khoo Kien Hoe	37,173,289	—	17,402
Re-election of Lai Kwong Choy	37,173,126	—	17,565
Re-election of Sung Ming-Hsuan	37,173,178	—	17,513
Re-election of Ooi Bee Lian	37,173,084	—	17,607
Ratification of Appointment of YCM CPA, Inc.	45,253,897	32,044	5,367

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Starbox Group Holdings Ltd.

Date: September 22, 2023	By:	/s/ Lee Choon Wooi
	Name:	Lee Choon Wooi
	Title:	Chief Executive Officer

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